Exhibit 99.1

Patria announces changes to board of directors

Grand Cayman, Cayman Islands, August 20, 2025 – Patria Investments Limited (“Patria,” “We”) (Nasdaq: PAX) today announced the resignation of Peter Paul Lorenço Estermann from our Board of Directors and the appointment of Daniel Rizardi Sorrentino, Patria’s current Global Head of Commercial, as an interim Board member. Following his appointment, Mr. Daniel Rizardi Sorrentino will remain as our Global Head of Commercial.

Daniel Rizardi Sorrentino joined Patria in 2001, became a Partner in 2009, and has served in a variety of senior leadership positions and is currently a Managing Partner and our Global Commercial Head. Prior to assuming his current responsibilities in mid 2024, Mr. Sorrentino served as Brazil Country Manager from March 2009 to March 2017, and Chief of Portfolio Management of the PE Group from March 2017 to December 2021, where he was responsible for the Management and Transformation Team, which included the Operating Partners Group and the value creation teams, and oversaw the 22 companies in our PE portfolio with combined total revenues over US$3 billion and with over 30,000 employees. Subsequent to his time with the PE Group, he was named Head of Sales & Distribution for Latin America from 2021 through 2024, before assuming his current role. Mr. Sorrentino has also served in a leadership role at multiple PE portfolio companies including as the Chairman of Alliar since 2011 and Bioritmo/SmartFit since 2010. Mr. Sorrentino holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV).

About Patria

Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and over $48 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings.

Contact

Patria Shareholder Relations

E. PatriaShareholderRelations@patria.com

T. +1 917 769 1611